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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 03 2015
Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 32409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
U S Participations Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3909 Hartzdale Drive, Suite 901
(No. and Street)

Camp Hill (City) PA (State) 17011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas S. Lonergan (717) 731-1161
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Lonergan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U S Participations Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President/Chief Compliance Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U S PARTICIPATIONS LTD.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2014

US PARTICIPATIONS LTD.
TABLE OF CONTENTS
December 31, 2014

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
U S PARTICIPATIONS LTD.

We have audited the accompanying financial statements of U S PARTICIPATIONS LTD. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of U S PARTICIPATIONS LTD. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Abington, Pennsylvania
February 18, 2015

Sanville & Company

U S Participations Ltd.
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents (Note 2)	$	36,635
Prepaid expenses		393
Total assets	$	37,028

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$	1,914
Total liabilities		1,914
Commitments and contingent liabilities		-
Stockholders' Equity:		
Common stock, no par value, authorized - 3,000 shares, issued and outstanding - 804 shares		16,355
Retained earnings		18,759
Total stockholders' equity		35,114
Total liabilities and stockholders' equity	$	37,028

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Statement of Income
For the Year Ended December 31, 2014

Revenue	
Commissions on direct participation programs	$ 15,500
Interest	17
Total revenue	15,517
Expenses	
Director's fee	2,500
Regulatory fees	2,400
Professional fees	3,000
Other	26
Total expenses	7,926
Income before income taxes	7,591
Provision for income taxes	-
Net income	$ 7,591

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2013	804	$ 16,355	$ 11,168	$ 27,523
Net income	-	-	7,591	7,591
Redemption of shares	-	-	-	-
Withdrawals by shareholders	-	-	-	-
Balance at December 31, 2014	804	$ 16,355	$ 18,759	$ 35,114

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.

Statement of Changes in Liabilties Subordinated to Claims of General Creditors

For the Year Ended December 31, 2014

Subordinated borrowings at December 31, 2013	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2014	$	-

The accompanying notes are an integral part of these financial statements.

U S Participations Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net income	$	7,591
Changes in assets and liabilities:		
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		444
Net cash provided by operating activities		8,035
Net increase in cash		8,035
Cash at beginning of year		28,600
Cash at end of year	$	36,635
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

U S Participations Ltd. ("the Company") is a registered securities broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is incorporated under the laws of the Commonwealth of Pennsylvania. The Company has agreed to limit its business to the distribution of direct participation programs. The Company, like other securities firms, is directly affected by general economic and market conditions. The Company is also subject to the risks of the real estate market because its business is limited to that industry.

2. Summary of Significant Accounting Policies

Investment Banking – Investment banking revenue – include gains, losses and fees arising from the private placement of securities. Investment banking revenues also include fees earned from providing merger and acquisition consulting, financial restructuring advisory services and financial consulting services. These fees are recognized when the private placement is completed and the income is reasonably determinable. Fees for financial restructuring advisory services and financial consulting services are recorded when earned.

Cash and cash equivalents - are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2014 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2009.

Subsequent Events – Management has evaluated the impact of all subsequent events through February 18, 2015, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in the these financial statements.

3. Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4. Related Party Transactions

The Company has an "Expense-Sharing Agreement" with Northeast & Bucks Co. T/A Mullin & Lonergan Associates Inc. ("M&L") which is an affiliated company. Under the terms of the agreement M & L agrees to pay all of the overhead expenses of the Company. The Company is not obligated to repay M & L for such disbursements. The method of allocating overhead expenses to the Company is based on the square footage of the office space occupied by the Company divided by the total office space in the building occupied by M&L.

5. Net Capital Requirements

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $34,721 which was $29,721 in excess of its net capital requirement of $ 5,000. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .055 to 1.

6. Computation for Determination of Reserve Requirements

The Company operates pursuant to the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (as amended) and accordingly, is exempt from the remaining provisions of that rule. The Company maintains a "Special Account for the Exclusive Benefit of Customers". The Company had no transactions with customers, as defined in Rule 15c3-3, for the year ended December 31, 2014.

U S Participations Ltd.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Schedule I

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	35,114
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		35,114
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		393
Total non-allowable assets		393
Net Capital	$	34,721

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	1,914
Total aggregate indebtedness	$	1,914
Percentage of aggregate indebtedness to Net Capital		5.51%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

U S Participations Ltd.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)
December 31, 2014

Schedule I (Continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6/2/3% of $1,914)	$	128
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	29,721
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	28,721

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No difference exists betweent the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

U S Participations Ltd.

Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2014

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
U S PARTICIPATIONS LTD.

We have reviewed management's statement, included in the accompanying Exemption Report Review in which U S PARTICIPATIONS LTD. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U S PARTICIPATIONS LTD. claimed an exemption from 17 C.F.R. §240.15c3-3:-(1) (the "exemption provisions") and U S PARTICIPATIONS LTD. stated that U S PARTICIPATIONS LTD.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U S PARTICIPATIONS LTD. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 18, 2015

US PARTICIPATIONS LTD.

Exemption Report

Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2014

In accordance with the Company's membership agreement with FINRA the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, the Company, to its best knowledge and belief, is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014.

Signed,

Thomas J. Lonergan
President/Chief Compliance Officer

Mr. Thomas J. Lonergan
U.S. Participations Ltd.
1739 Grandville Circle
Jamison, PA 18929

SEC
Mail Processing
Section
MAR 03 2015
Washington DC
404

CORRECTED COPY

March 2, 2015

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: U.S. Participations Ltd.
File No: 8-32409

The attached Annual Audit Report for U.S. Participations Ltd. is filed to correct an error on page 14. The Report of Independent Registered Public Accounting Firm on the broker/dealers Exemption report referred to paragraph (k)(1) of Rule 15c3-3. The correct paragraph is (k)(2)(i) which was properly referred to in the Exemption Report. Page 14 of the Annual Audit Report has been corrected.

Thomas J. Lonergan
President/Chief Compliance Officer